CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Notes Linked to the Best Performing of Three Baskets, due August 22, 2018	2,000	$1,000	2,000,000	$229.20

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement (To Prospectus dated March 30, 2012 and Series L Prospectus Supplement dated March 30, 2012) August 17, 2012	Filed Pursuant to Rule 424(b)(2) Registration No. 333-180488

$2,000,000

Notes Linked to the Best Performing of Three Baskets, due August 22, 2018

•	The notes are unsecured senior debt securities issued by Bank of America Corporation. Subject to our credit risk, the notes will pay at least 100% of their principal amount at maturity.

•	We will not pay interest on the notes.

•

The notes are linked to the best performing of three different “Baskets,” each consisting of the same three “Basket Components.” However, each Basket will assign a different weight to the three Basket Components. We describe in more detail below the different weightings of each of the Baskets.

•	The three Basket Components are: (a) the Dow Jones Industrial AverageSM (the “DJIA”), (b) the iBoxx $ Investment Grade Corporate Bond Fund (“LQD”), and (c) the SPDR® Gold Trust (“GLD”).

•

At maturity, you will receive a cash payment per unit (the “Redemption Amount”) based upon the performance of the best performing of the three baskets, measured from the pricing date until a calculation day occurring shortly before the maturity date. If the level of the best performing basket increases from the pricing date to the calculation day, you will receive a positive return on the notes that is equal to the percentage of that increase. However, if the level of the best performing basket decreases (or remains unchanged) from the pricing date to the calculation day, you will receive only the principal amount of your notes.

•	The notes will be issued in denominations of $1,000 and integral multiples of $1,000.

•	The notes will not be listed on any securities exchange or quotation system.

•	The CUSIP number for the notes is 06048WNB2.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Price to the Public	$1,000.00	$2,000,000
Underwriting Discount	$25.00	$50,000

Proceeds (before expenses)	$975.00	$1,950,000

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-10, page S-4 of the attached prospectus supplement, and page 8 of the attached prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about August 22, 2012 against payment in immediately available funds.

BofA Merrill Lynch

SUMMARY

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand these notes. You should read carefully the entire pricing supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the prospectus supplement or prospectus, this pricing supplement will supersede those documents.

Certain capitalized terms used and not defined in this pricing supplement have the meanings ascribed to them in the prospectus supplement and prospectus.

In light of the complexity of the transaction described in this pricing supplement, you are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling agent is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Bank of America Corporation.

What are the notes?

The notes are senior unsecured debt securities issued by Bank of America Corporation, and are not guaranteed or insured by the FDIC or secured by collateral. The notes will rank equally with all of our other unsecured senior indebtedness from time to time outstanding, and any payments due on the notes, including any repayment of principal, will be subject to our credit risk. The notes will mature on August 22, 2018. We cannot redeem the notes at any earlier date. We will not make any payments on the notes until maturity.

The notes are designed for investors who are seeking to receive at least the principal amount at maturity, and who seek to receive a return based on any increase in the best performing of three “Baskets” from the pricing date to the calculation day. Investors in the notes must be willing to forgo interest payments on their investment, such as fixed or floating interest rates paid on conventional non-callable debt securities.

Are the notes equity or debt securities?

The notes are our senior debt securities, and are not secured by collateral. However, the notes will differ from traditional debt securities in that their return is linked to the performance of the best performing of the three Baskets, and you will not receive interest payments.

Is it possible for you to lose some of your investment in the notes?

No. Subject to our credit risk, you will receive at least 100% of the principal amount of the notes at maturity. However, if you sell the notes prior to maturity, you may find that the market value of the notes is less than the principal amount.

What are the Basket Components?

Each Basket will consist of the same three Basket Components:

•	the Dow Jones Industrial AverageSM (the “DJIA”);

•	the iBoxx $ Investment Grade Corporate Bond Fund (“LQD”); and

•	the SPDR® Gold Trust (“GLD”).

We describe each of the Basket Components in more detail in the section below, “The Basket Components.” We refer to each of LQD and GLD as an Exchange Traded Fund.

How will the three Baskets be weighed?

Although each Basket will contain the same three Basket Components, each Basket will have a different weighting:

	Weightings Allocation
Basket	DJIA	LQD	GLD
Basket A	55%	35%	10%
Basket B	50%	45%	5%
Basket C	45%	52%	3%

The Basket with the highest return between the pricing date and the calculation day, calculated as described in this pricing supplement, is referred to as the “Best Performing Basket.”

How is the Redemption Amount calculated?

At maturity, subject to our credit risk as issuer of the notes, you will receive the Redemption Amount per $1,000 in principal amount of the notes that you hold. The Redemption Amount will be calculated as follows:

•	If the Ending Value of the Best Performing Basket is greater than the Starting Value, then the Redemption Amount per $1,000 in principal amount of the notes will equal:

1,000 +	($1,000 ×	Ending Value of the Best Performing Basket – 100)
100

•	If the Ending Value of the Best Performing Basket is less than or equal to the Starting Value, then the Redemption Amount will equal the $1,000.

How will the Starting Value and Ending Value of each Basket be determined?

The “Starting Value” of each Basket is equal to 100. In each Basket, we have assigned each Basket Component a weighting (the “Initial Component Weight”) so that each Basket Component represents a percentage of the Starting Value on the pricing date.

In order to determine the Best Performing Basket, the calculation agent will determine the Ending Value of each Basket on the calculation day, August 17, 2018. The Ending Value of each Basket will reflect the change in closing price (in the case of an Exchange Traded Fund) or closing level (in the case of the DJIA) of each Basket Component from the pricing date until the calculation day. In addition, the return on LQD will also reflect the dividends paid on LQD that have an ex-dividend date from but excluding the pricing date to and including the calculation day. We describe in more detail the manner in which the Ending Level of each Basket will be determined in the section below, “Description of the Notes—Values of the Basket Components on the Calculation Day.”

Who will determine the Redemption Amount?

The calculation agent will make all determinations associated with the notes, such as determining the Ending Value of each Basket, the Best Performing Basket, and the Redemption Amount. We will appoint our affiliate, MLPF&S, to act as calculation agent for the notes. See the section entitled “Description of the Notes—Role of the Calculation Agent.”

Will you have an ownership interest in the securities or other assets that are represented by the Basket Components?

No. Except to the extent that distributions on LQD will be reflected in the Ending Level of each Basket, an investment in the notes does not entitle you to any ownership interest, including any voting rights, dividends paid, interest payments, or other distributions, in any Exchange Traded Fund, or in any securities included in the DJIA. You will also have no ownership interest in any of the gold bullion or other assets held by GLD. The notes will be payable only in U.S. dollars.

Who is the selling agent for the notes?

MLPF&S will act as our selling agents in connection with the offering of the notes and will receive an underwriting discount based on the principal amount of the notes sold. MLPF&S is not your fiduciary or advisor solely as a result of the offering of the notes, and you should not rely upon this pricing supplement as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

How are the notes being offered?

We have registered the notes with the SEC in the United States. However, we will not register the notes for public distribution in any jurisdiction other than the United States. MLPF&S may solicit offers to purchase the notes from non-U.S. investors in reliance on available private placement exemptions. See the section entitled “Supplemental Plan of Distribution—Selling Restrictions” in the prospectus supplement.

How are the notes treated for U.S. federal income tax purposes?

We intend to treat the notes, for U.S. federal income tax purposes, as debt instruments that provide for contingent interest. Under this treatment, the notes are considered to be issued with original issue discount. You are urged to review the section entitled “U.S. Federal Income Tax Summary” and consult your own tax advisor.

You will be required to include income on the notes over their term based upon a comparable yield, even though you will not receive any payments until maturity.

We have determined this comparable yield for each series of the notes in accordance with regulations issued by the U.S. Treasury Department (“Treasury”), solely in order for you to determine the amount of income that you will be required to include each year as a result of your ownership of the notes. The comparable yield is neither a prediction nor a guarantee of what the actual Redemption Amount will be, or whether the actual Redemption Amount will exceed the applicable Minimum Redemption Amount.

Additionally, you generally will be required to recognize ordinary income on any gain realized on a sale, exchange, retirement, or other disposition of the notes. See the section entitled “U.S. Federal Income Tax Summary.”

Will the notes be listed on an exchange?

The notes will not be listed on a securities exchange or quotation system.

Can the maturity date be postponed if a Market Disruption Event occurs?

No. See the section entitled “Description of the Notes—The Starting Value and the Ending Value—Values of the Basket Components on the Calculation Day.”

Does ERISA impose any limitations on purchases of the Notes?

Yes. An employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (commonly referred to as “ERISA”), or a plan that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended, or the “Code,” including individual retirement accounts, individual retirement annuities, or Keogh plans, or any entity the assets of which are deemed to be “plan assets” under the ERISA regulations, should not purchase, hold, or dispose of the notes unless that plan or entity has determined that its purchase, holding, or disposition of the notes will not constitute a prohibited transaction under ERISA or Section 4975 of the Code.

Any plan or entity purchasing the notes will be deemed to be representing that it has made that determination, or that a prohibited transaction class exemption (“PTCE”) or other statutory or administrative exemption exists and can be relied upon by that plan or entity. See the section entitled “ERISA Considerations.”

Are there any risks associated with your investment?

Yes. An investment in the notes is subject to risk. Please refer to the section entitled “Risk Factors” beginning on page PS-10 of this pricing supplement and page S-5 of the prospectus supplement.

Hypothetical Redemption Amount Calculations

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes.

The following table illustrates, for a range of Ending Values for each of the Baskets:

•	the percentage change from the Starting Value to the Ending Value of the Best Performing Basket;

•	the Redemption Amount per unit of the notes; and

•	the total return to holders of the notes.

Ending Value			Percentage Change from the Starting Value to the Ending Value of the Best Performing Basket	Redemption Amount Per Unit	Total Return on the Notes
Basket A	Basket B	Basket C
85.38	87.26	76.25	-12.74%	1,000.00	0.00%
103.69	95.32	98.53	3.69%	1,036.90	3.69%
102.07	108.58	103.02	8.58%	1,085.80	8.58%

Example 1: The Ending Value is less than the Starting Value for the all of the Baskets.

Ending Value:

Basket A:         85.38

Basket B:         87.26

Basket C:         76.25

Best Performing Basket: Basket B

In this case, since the Ending Value is less than the Starting Value for the Best Performing Basket, you will receive a payment at maturity equal to the principal amount of the notes.

Example 2: The Ending Value is less than the Starting Value for two of the Baskets.

Ending Value:

Basket A:         103.69

Basket B:         95.32

Basket C:         98.53

Best Performing Basket: Basket A

Redemption Amount =	$1,000	+	($1,000 ×	103.69 - 100)	= $1,036.90
100

In this case, although the Ending Value is less than the Starting Value for two of the Baskets, you will earn a positive return on the notes equal to the percentage change in the value of the Best Performing Basket.

Example 3: The Ending Value is greater than the Starting Value for all Baskets.

Ending Value:

Basket A:         102.07

Basket B:         108.58

Basket C:         103.02

Best Performing Basket: Basket B

Redemption Amount =	$1,000	+	($1,000 ×	108.58 - 100)	= $1,085.80
100

In this case, each Basket has an Ending Value that is greater than its Starting Value. As a result, you will earn a positive return on the notes equal to the percentage change in the value of the Best Performing Basket.

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

General Risks Relating to the Notes

You may not earn a return on your investment in the notes. We will not repay you a fixed amount on the notes at maturity. The payment you will receive on the maturity date on the notes will depend on the direction of and percentage change in the value of the Baskets. If the Ending Value of the Best Performing Basket is less than its Starting Value, which will occur if all of the Baskets have a negative return, you will receive only the principal amount of the notes.

Your yield may be less than the yield on a conventional debt security of comparable maturity. There will be no periodic interest payments on the notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. Any yield that you receive on the notes may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

Your investment return may be less than an investment directly in the Basket Components. Your return on the notes, if any, will not reflect the return you would realize if you actually owned the Exchange Traded Funds and the securities included in the DJIA. This is because, except to the extent that dividends on LQD are reflected in the Ending Value of each Basket, Ending Value will be calculated without taking into consideration the value of dividends paid or distributions made on the Exchange Traded Funds and the securities included in the DJIA.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of the Redemption Amount is dependent upon our ability to repay our obligations on the maturity date. This will be the case even if the value of each Basket increases after the pricing date. No assurance can be given as to what our financial condition will be on the maturity date. If we default upon our financial obligations, you may not receive the amounts payable under the terms of the notes.

Our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in our credit spreads prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the value of the Basket Components, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

You must rely on your own evaluation of the merits of an investment linked to the Basket Components. In the ordinary course of their businesses, our affiliates may have expressed views on expected movements in the Basket Components, or the securities or commodities included in a Basket Component, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to a Basket Component may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Basket Components from multiple sources, and you should not rely on the views expressed by our affiliates.

The offering of the notes does not constitute our recommendation, the recommendation of MLPF&S, or the recommendation of any of our affiliates as to any investment linked to one or more of the Basket Components. We cannot assure you that the strategy represented by the notes will be successful.

In seeking to provide you with what we believe to be commercially reasonable terms for the notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes. In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging, and offering the notes. In structuring the economic terms of the notes, we seek to provide you with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the notes. The price, if any, at which you could sell your notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the notes, namely the underwriting discount paid in respect of the notes and other costs associated with the notes, and compensation for developing and hedging the notes. The quoted price of any of our affiliates for the notes could be higher or lower than the principal amount.

Assuming there is no change in the value of the Basket Components and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your notes in a secondary market transaction is expected to be lower than the public offering price. This is due to, among other things, the fact that the public offering price includes, and secondary market prices are likely to exclude, the underwriting discounts paid with respect to, and the development and hedging costs associated with, the notes.

We cannot assure you that a trading market for the notes will ever develop or be maintained. We will not list the notes on any securities exchange. Even if an application were made to list the notes, we cannot assure you that the application will be approved or that the notes will be listed and, if listed, that they will remain listed for the entire term of the notes. We cannot predict how the notes will trade in the secondary market, or whether that market will be liquid or illiquid. You should be aware that the listing of the notes on any securities exchange will not necessarily ensure that a trading market will develop for the notes, and if a trading market does develop, that there will be liquidity in the trading market.

The development of a trading market for the notes will depend on our financial performance and other factors, including changes in the value of the Basket Components. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes that it offers, but it is not required to do so. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer any series of the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any the notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which those the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which those the notes could be sold likely would be lower than if an active market existed.

The Redemption Amount will not reflect changes in the value of the Basket Components prior to the calculation day. Changes in the value of the Basket Components during the term of the notes before the calculation day will not be reflected in the calculation of the Redemption Amount, except to the extent that distributions on LQD are factored into its return. The calculation agent will calculate the Redemption Amount by comparing only the Starting Value to the Ending Value of each Basket. No other levels of the Baskets will be taken into account. As a result, you may receive a Redemption Amount that is not higher than the principal amount, even if the value of the Basket Components have increased at certain times during their term before decreasing in value as of the calculation day.

Changes in the value of one or more of the Basket Components may be offset by changes in the value of one or more of the other Basket Components. The notes are linked to the best performing of three Baskets, each of which is linked to the same Basket Components. As a result, a change in the values of one or more of the Basket Components may not correlate with changes in the values of one or more of the other Basket Components. The values of one or more Basket Components may increase, while the values of one or more of the other Basket Components may not increase as much, or may even decrease. Therefore, in calculating the level of each Basket as of the calculation day, increases in the value of one Basket Component may be moderated, or wholly offset, by lesser increases or decreases in the value of one or more of the other Basket Components. Since the weightings of the Basket Components are not equal, changes in the values of the Basket Components which are more heavily weighted, the DJIA and LQD, could have a disproportionately adverse impact upon the notes.

The performance of the Baskets may be highly correlated. The Redemption Amount will be based upon the Ending Value of the Best Performing Basket. However, each of the three Baskets consists of the same Basket Components, in somewhat similar weightings. As a result, it is possible that the Best Performing Basket will not outperform the other Baskets to a significant extent. It is also possible that all of the Baskets will have an Ending Value that is less than their Starting Value—in such a case, you will receive a Redemption Amount that is limited to the principal amount of the notes.

The respective publishers of the DJIA and the iBoxx® $ Liquid Investment Grade Index (the “Underlying Index”), or the sponsors or publishers of the Exchange Traded Funds (each, a “Basket Component Publisher”), may adjust such index or Exchange Traded Fund in a way that affects its value, and these respective Basket Component Publishers have no obligation to consider your interests. The Basket Component Publishers can add, delete, or substitute the components included in a Basket Component or in the Underlying Index or make other methodological changes that could change the value of the applicable Basket Component. You should realize that the changing of securities or commodities included in a Basket Component or in the Underlying Index may affect the applicable Basket Component, as a newly added component may perform significantly better or worse than the component it replaces. Additionally, a Basket Component Publisher may alter, discontinue, or suspend calculation or dissemination of its index or Exchange Traded Fund. Any of these actions could adversely affect the value of the notes. The Basket Component Publishers will have no obligation to consider your interests in calculating or revising the applicable indices or Exchange Traded Funds.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their principal amount. Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have the notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for the notes or no market at all. Even if you were able to sell the notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the expected impact on the market value of the notes from a change in a specific factor, assuming all other conditions remain constant.

•

Value of the Basket Components. The Redemption Amount is tied to the Ending Value of each Basket, which will be determined by reference to the values of the Basket Components on the calculation day. As a result, we anticipate that the market value of the notes at any time will depend substantially on the value of the Basket Components. The value of the Basket Components will be influenced by complex and interrelated political, economic, financial, and other factors that affect the capital markets generally, the markets on which the securities and commodities included in the Basket Components are traded, and the market segments of which these assets are a part. Even if the values of the Basket Components increase after the pricing date, if you are able to sell the notes before the maturity date, you may receive substantially less than the amount that would be payable at maturity based on that value because of the anticipation that the value of the Basket Components will continue to fluctuate until the Ending Value of each Basket is determined. If you sell the notes when the value of each Basket is less than, or not sufficiently above the Starting Value, then you may receive less than the principal amount of the notes. In general, the market value of the notes will decrease as the value of each Basket decreases, and increase as the value of each Basket increases. However, as the value of each Basket increases or decreases, the market value of the notes is not expected to increase or decrease at the same rate.

•

Volatility of the Basket Components. Volatility is the term used to describe the size and frequency of market fluctuations. The volatility of the Basket Components during the term of the notes may vary. In addition, an unsettled international environment and related uncertainties may result in greater market volatility, which may continue over the term of the notes. Increases or decreases in the volatility of the Basket Components may have an adverse impact on the market value of the notes.

•	Correlation between the Basket Components. The degree of correlation between the values of the Basket Components may increase or decrease the market value of the notes.

•

Economic and Other Conditions Generally. The general economic conditions of the capital markets in the United States, as well as geopolitical conditions and other financial, political, regulatory, and judicial events that affect securities markets and commodities markets generally, may affect the value of the Basket Components and the value of the notes.

•

Interest Rates. We expect that changes in interest rates will affect the market value of the notes. In general, if U.S. interest rates increase, we expect that the market value of the notes will decrease, and conversely, if U.S. interest rates decrease, we expect that the market value of the notes will increase. In general, we expect that the longer the amount of time that remains until maturity, the more significant the impact of these changes will be on the value of the notes. The level of prevailing interest rates also may affect the U.S. economy and any applicable market outside of the United States, and, in turn, the value of the Basket Components.

•

Dividend Yields. In general for the DJIA, if cumulative dividend yields on the equity securities included in the DJIA increase, we anticipate that the market value of the notes will decrease; conversely, if those dividend yields decrease, we anticipate that the market value of the notes will increase.

•

Our Financial Condition and Creditworthiness. Our perceived creditworthiness, including any increases in our credit spreads and any actual or anticipated decreases in our credit ratings, may adversely affect the market value of the notes. In general, we expect the longer the amount of time that remains until maturity, the more significant the impact will be on the value of the notes. However, a decrease in our credit spreads or an improvement in our credit ratings will not necessarily increase the market value of the notes.

•

Time to Maturity. There may be a disparity between the market value of the notes prior to maturity and their value at maturity. This disparity is often called a time “value,” “premium,” or “discount,” and reflects expectations concerning the value of the Basket Components prior to the maturity date. As the time to maturity decreases, this disparity will likely decrease, such that the value of the notes will approach the expected Redemption Amount.

Purchases and sales by us and our affiliates may affect your return. We and our affiliates may from time to time buy or sell shares of the Exchange Traded Funds, securities or other assets included in the Basket Components, or futures or options contracts on the Basket Components or their components for our own accounts for business reasons. We also expect to enter into these transactions in connection with hedging our obligations under the notes. These transactions could affect the value of the Basket Components in a manner that could be adverse to your investment in the notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the pricing date may temporarily increase or decrease the value of a Basket Component. Consequently, the values of such Basket Component may change subsequent to the pricing date of the notes, affecting the value of the Baskets and therefore the market value of the notes.

Our trading and hedging activities may create conflicts of interest with you. We or one or more of our affiliates, including MLPF&S, may engage in trading activities related to the Basket Components and the securities or commodities represented by the Basket Components that are not for your account or on your behalf. We and our affiliates from time to time may buy or sell these securities or commodities or related futures or options contracts for our own accounts, for business reasons, or in connection with hedging our obligations under the notes. We also may issue, or our affiliates may underwrite, other financial instruments with returns based upon the Basket Components. These trading and underwriting activities could affect the Basket Components in a manner that would be adverse to your investment in the notes.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

We or our affiliates may have entered into these transactions on or prior to the pricing date, in order to hedge some or all of our anticipated obligations under the notes. This hedging activity could have increased the value of the Basket Components on the pricing date.

In addition, from time to time during the term of each series of the notes and in connection with the determination of the Ending Value of each Basket, we or our affiliates may enter into additional hedging transactions or adjust or close out existing hedging transactions. We or our affiliates also may enter into hedging transactions relating to other notes or instruments that we issue, some of which may have returns calculated in a manner related to that of the notes. We or our affiliates will price these hedging transactions with the intent to realize a profit, considering the risks inherent in these hedging activities, whether the value of the notes increases or decreases. However, these hedging activities may result in a profit that is more or less than initially expected, or could result in a loss.

These trading activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions, including block trades, for our other customers, and in accounts under our management. These trading activities, if they influence the Basket Components or secondary trading in the notes, could be adverse to your interests as a beneficial owner of the notes.

Our hedging activities may affect your return at maturity and the market value of the notes. We, or one or more of our affiliates, including MLPF&S, may engage in hedging activities that may affect the value of the Basket Components. Accordingly, our hedging activities may increase or decrease the market value of the notes prior to maturity, including on the calculation day, and the Redemption Amount. In addition, we or one or more of our affiliates, including MLPF&S, may purchase or otherwise acquire a long or short position in the notes. We or any of our affiliates, including MLPF&S, may hold or resell the notes. Although we have no reason to believe that any of those activities will have a material impact on the value of the Basket Components, we cannot assure you that these activities will not affect the value of the Basket Components and the market value of the notes or the Redemption Amount.

There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent. Our subsidiary, MLPF&S, will be the calculation agent for the notes and, as such, will determine the Ending Value of each Basket and the Redemption Amount. Under some circumstances, these duties could result in a conflict of interest between MLPF&S’s status as our subsidiary and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent’s determination as to whether a “Market Disruption Event” has occurred, in connection with judgments that it would be required to make if the publication of an index is discontinued, or if certain corporate events occur relating to an Exchange Traded Fund. See the sections entitled “Description of the Notes—Market Disruption Events,” “—Discontinuance of Modification of an Exchange Traded Fund,” “—Adjustments to the DJIA,” and “—Discontinuance of the DJIA.” The calculation agent will be required to carry out its duties in good faith and using its reasonable judgment. However, because we expect to control the calculation agent, potential conflicts of interest could arise.

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. No statutory provisions, regulations, published rulings, or other judicial decisions address the characterization of the notes or other instruments with terms substantially the same as the notes for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” Accordingly, you should consider the tax consequences of investing in the notes, aspects of which are uncertain. See the section entitled “U.S. Federal Income Tax Summary.”

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

Additional Risks Relating to the Basket Components

You will have no rights as a securityholder as to any of the Exchange Traded Funds, you will have no rights to receive any of the securities represented by the DJIA or LQD, and you will not be entitled to dividends or other distributions by the issuers of these securities. The notes are our debt securities. They are not equity instruments, shares of stock, or securities of any other issuer. Investing in the notes will not make you a holder of any of the securities represented by the Basket Components. Except to the extent that the distributions on LQD will be reflected in the return of the Baskets, you will not have any voting rights, any rights to receive dividends or other distributions, or any other rights with respect to those securities. As a result, the return on the notes may not reflect the return you would realize if you actually owned those securities and received the dividends paid or other distributions made in connection with them. This is because the calculation agent will calculate the Redemption Amount by reference to the Ending Value of each Basket. Additionally, the values of the DJIA and GLD reflect only the prices of the securities included in the DJIA and the price of GLD, and do not take into consideration the value of dividends or distributions paid on those securities. The notes will be paid in cash and you have no right to receive delivery of any of these securities.

We do not control any company included in any Basket Component and are not responsible for any disclosure made by any other company. We currently, or in the future, may engage in business with companies represented by the DJIA or LQD, and we or our affiliates may from time to time own securities of companies included in such a Basket Component. However, neither we nor any of our affiliates, including the selling agents, have the ability to control the actions of any of these companies or assume any responsibility for the adequacy or accuracy of any publicly available information about any of these companies, unless (and only to the extent that) our securities or the securities of our affiliates are represented by the DJIA or LQD. Neither we nor any of our affiliates are responsible for the calculation of the DJIA or LQD’s Underlying Index. You should make your own investigation into the Basket Components and the companies represented by the applicable constituent securities.

None of the Basket Component Publishers, their affiliates, nor any company included in any Basket Component will be involved in any offering of the notes or will have any obligation of any sort with respect to the notes. As a result, none of those companies will have any obligation to take your interests as holders of the notes into consideration for any reason, including taking any corporate actions that might affect the value of the securities represented by the Basket Components or the value of the notes.

Our business activities relating to the companies represented by the DJIA and LQD may create conflicts of interest with you. We and our affiliates, including MLPF&S, at the time of this offering or in the future, may engage in business with the companies represented by the DJIA or LQD, including making loans to, equity investments in, or providing investment banking, asset management, or other services to those companies, their affiliates, and their competitors. In connection with these activities, we or our affiliates may receive information about those companies that we will not divulge to you or other third parties. One or more of our affiliates have published, and in the future may publish, research reports on one or more of these companies. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes. We, MLPF&S and our other affiliates do not make any representation to any purchasers of the notes regarding any matters whatsoever relating to the issuers of the securities represented by the DJIA and LQD. Any prospective purchaser of the notes should undertake an independent investigation of the companies included in a Basket Component as in its judgment is appropriate to make an informed decision regarding an investment in the notes. The composition of the Baskets does not reflect any investment recommendations from us or our affiliates.

Additional Risks Relating to LQD

An investment linked to the prices of fixed-income securities is subject to significant risks, including interest rate-related and credit-related risks—Because LQD is a Basket Component, the notes are exposed to fluctuations of U.S. dollar-denominated fixed-income securities. That exposure differs significantly from investing directly in fixed-income securities to be held to maturity, because the price of LQD may change, at times significantly, during each trading day based upon current market prices of the securities that it holds. The market prices of these securities are volatile and significantly influenced by a number of factors, particularly the yields on these securities as compared to current market interest rates and the actual or perceived credit quality of the issuers of these securities.

In general, fixed-income securities are significantly affected by changes in current market interest rates. As interest rates rise, the price of these securities, including those held by LQD, is likely to decrease. Fixed-income securities with longer durations tend to be more sensitive to interest rate changes, usually making them more volatile than fixed-income securities with shorter durations. Interest rates are volatile due to a variety of factors, including:

•	perceptions of the underlying strength of the U.S. economy and global economies;

•	expectations regarding the level of inflation;

•	perceptions and expectations as credit quality in the U.S. and global credit markets;

•	central bank policies regarding interest rates; and

•	the performance of U.S. and non-U.S. capital markets.

In addition, the prices of the fixed-income securities held by LQD are significantly influenced by the creditworthiness of the issuers of those fixed-income securities. The issuers of the securities held by LQD may have their credit ratings downgraded, including a downgrade from investment grade to non-investment grade status, or their credit spreads may widen significantly. Following a ratings downgrade or the widening of credit spreads, some or all of the fixed-income securities may suffer significant and rapid price declines. These events may affect only a few, or a large number, of the fixed-income securities.

There are risks associated with investments in securities linked to the value of foreign debt securities. The securities held by LQD may have been issued by non-U.S. corporations, governments, agencies, and supra-national entities. Investments in securities linked to the value of non-U.S. foreign debt securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies. The prices of securities issued in non-U.S. markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the U.S. in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources, self-sufficiency, and balance of payment positions.

The calculation of LQD’s net asset value may not fully reflect the value of the securities that it holds. In calculating its net asset value, LQD uses processes provided by broker-dealers, market-makers, and independent third-party pricing services which may use matrix pricing and valuation models to derive these values. When market quotations are not readily available or may be unreliable, LQD’s investments are valued at fair value, based upon LQD’s policies and procedures. These factors may result in higher or lower values than other potential means of valuing LQD’s holdings. In addition, these factors could result in a difference between the prices used to calculated LQD’s net asset value and the prices used by the Underlying Index, which, in turn, could result in a difference between LQD’s performance and the performance of the Underlying Index.

Past distributions by LQD are not necessarily indicative of its future distributions. As described in more detail below, the return on LQD over the term of the notes will be determined in part according to its distributions to its holders. However, LQD’s distributions during the term of the notes may not reflect its historic distribution amounts, and may be substantially less.

Additional Risks Relating to GLD

Gold prices are highly volatile due to unpredictable factors that affect supply and demand. The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.

An investment in the notes may be subject to risks associated with the London Bullion Market Association (the “LBMA”). The market value of gold is often determined by reference to fixing prices reported by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LMBA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA ceases operations, or if bullion trading becomes subject to a value-added tax or other tax or any other form of regulation currently not in place, the role of the LBMA price fixings as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals’ market which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Suspension or disruptions of market trading in gold bullion may adversely affect the value of the notes. The commodity markets are subject to disruptions due to various factors, including the lack of liquidity in the markets and government regulation and intervention. There can be no assurance that any such disruption or any other force majeure (such as an act of God, fire, flood, severe weather conditions, act of governmental authority, labor difficulty, etc.) will not have an adverse affect on the value of or trading in gold bullion or GLD, and therefore, the value of the notes.

The notes will not be regulated by the U.S. Commodity Futures Trading Commission (the “CFTC”). Unlike an investment in notes linked to a commodity-based market measure, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a “commodity pool operator” (a “CPO”). Because the notes will not be interests in a commodity pool, such the notes will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a CPO and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools. The notes will not constitute investments by you or by us on your behalf in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a “futures commission merchant” (“FCM”). We are not registered with the CFTC as an FCM and you will not benefit from the CFTC’s or any other non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered FCM.

Additional Risks Relating to the Exchange Traded Funds

There are liquidity and management risks associated with the Exchange Traded Funds. Although shares of the Exchange Traded Funds will be listed for trading on a securities exchange and a number of similar products may have been traded on various exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Exchange Traded Funds or that there will be liquidity in the trading market.

The Exchange Traded Funds are subject to management risk, which is the risk that the investment adviser’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results.

We cannot control actions by the investment advisers, which may adjust the Exchange Traded Funds in a way that could adversely affect the value of the notes and the Redemption Amount, and the investments adviser has no obligation to consider your interests. The policies of the investment adviser concerning the calculation of the Exchange Traded Funds’ net asset value, additions, deletions, or substitutions of securities or other investments held by the Exchange Traded Funds and the manner in which changes affecting the Underlying Index (in the case of LQD) or gold (in the case of GLD) are reflected in the Exchange Traded Funds could affect the market price per share of the Exchange Traded Funds and, therefore, the Redemption Amount and the market value of the notes. The Redemption Amount and the market value of the notes could also be affected if an investment adviser changes these policies, for example, by changing the manner in which it calculates the Exchange Traded Fund’s net asset value, or if the investment adviser discontinues or suspends calculation or publication of the Exchange Traded Fund’s net asset value, in which case it may become difficult to determine the value of the notes. If events such as these occur or if the closing price per share of the Exchange Traded Fund is not available on the calculation day, the calculation agent may determine the closing price per share of the Exchange Traded Fund on that day; as a result, the calculation agent would determine the Redemption Amount in a manner it considers appropriate, in its sole discretion. See “Description of the Notes—Discontinuance or Modification of an Exchange Traded Fund.”

The performance of the Exchange Traded Funds and the performance of the underlying assets may vary. The performance of the Exchange Traded Funds and that of the Underlying Index (in the case of LQD) or gold (in the case of GLD) generally will vary due to transaction costs, certain corporate actions, and timing variances. For example, in the case of LQD, the composition of LQD may vary from the composition of the Underlying Index, causing the performance of LQD and the Underlying Index to be different.

In addition, because the shares of the Exchange Traded Funds are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of an Exchange Traded Fund may differ from its net asset value per share; shares of an Exchange Traded Fund may trade at, above, or below its net asset value per share.

For the foregoing reasons, the performance of the Exchange Traded Funds may not match the performance of the Underlying Index (in the case of LQD) or gold (in the case of GLD) over the same period. Because of this variance, the return on the notes, to the extent dependent on the return of the Exchange Traded Funds, may not be the same as an investment directly in the securities included in the Underlying Index (in the case of LQD) or gold (in the case of GLD), or the same as a debt security with a payment at maturity linked to the performance of those assets.

USE OF PROCEEDS

We will use the net proceeds we receive from each sale of the notes for the purposes described in the accompanying prospectus under “Use of Proceeds.” In addition, we expect that we or our affiliates may use a portion of the net proceeds to hedge our obligations under the notes.

DESCRIPTION OF THE NOTES

General

The notes are part of a series of medium-term notes entitled “Medium-Term Notes, Series L” issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is more fully described in the prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

The notes will be issued in denominations of $1,000 and whole multiples of $1,000. You may transfer the notes only in whole multiples of $1,000.

We will not pay interest on the notes.

We cannot redeem the notes prior to the maturity date. Prior to the applicable maturity date, the notes are not repayable at the option of any holder.

The notes are not subject to any sinking fund.

The notes will be issued in book-entry form only.

The Baskets

The Redemption Amount of the notes will depend upon the performance of the three Baskets identified above, each of which will consist of the three Basket Components. The Redemption Amount will depend upon the Ending Value of the Best Performing Basket (as defined below).

Payment at Maturity

At maturity, subject to our credit risk as issuer of the notes, you will receive the Redemption Amount per $1,000 in principal amount of the notes that you hold, denominated in U.S. dollars. The Redemption Amount will be calculated as follows:

•	If the Ending Value of the Best Performing Basket is greater than the Starting Value, then the Redemption Amount will equal:

$1,000 +	($1,000 ×	Ending Value of the Best Performing Basket - 100)
100

•	If the Ending Value of the Best Performing Basket is equal to or less than the Starting Value, then the Redemption Amount will equal $1,000.

The Starting Value and the Ending Value

Each Basket has a Starting Level of 100.

On the calculation day, the calculation agent will calculate the Ending Value of each Basket by summing the products of the closing value, and the Component Ratio applicable to each Basket Component. The Ending Value of each Basket will depend upon the increase or decrease in the value of the Basket Components. Any increase in the value of a Basket Component (assuming no change in the value of the other Basket Components) will result in an increase in the Ending Value of each Basket. Conversely, any decrease in the value of a Basket Component (assuming no change in the value of the other Basket Components) will result in a decrease in the Ending Value of each Basket.

Value of the Basket Components on the Pricing Date

The values of the Basket Components on the pricing date were used to calculate the Component Ratios of each Basket on the pricing date. See “—Determination of the Component Ratios and Basket Values.”

The DJIA. The value of the DJIA on the pricing date was 13,275.20.

Exchange Traded Funds. The value of the LQD on the pricing date was 118.46, and the value of the GLD on the pricing date was 156.72.

Values of the Basket Components on the Calculation Day

The DJIA

The value of the DJIA on the calculation day will equal its closing value, as determined by the calculation agent. A “calculation day” will be a Market Measure Business Day on which a Market Disruption Event has not occurred.

A “Market Measure Business Day” means a day on which (1) the New York Stock Exchange (the “NYSE”) and The Nasdaq Stock Market (“Nasdaq”), or their successors, are open for trading and (2) the DJIA or any successor thereto is calculated and published.

LQD

The value of LQD on the calculation day is designed to measure both (a) changes in the price of LQD from the pricing date to the calculation day and (b) distributions paid on LQD during that period. The calculation agent will determine the “Daily Total Return Value” of LQD on each trading day from the pricing date to and including the calculation day; the Daily Total Return Value of LQD on the calculation day will be used to determine its value on the calculation day and the Ending Value of each of the Baskets.

On each trading day after the pricing date, the “Daily Total Return Value” of LQD will be equal to:

Daily Total Return Value(t–1) x Daily Total Return(t).

“Daily Total Return Value(t–1)” refers to the Daily Total Return Value on the prior trading day. The Daily Total Return Value for LQD on the pricing date will be equal to its closing price on that day, as described above.

The “Daily Total Return” for each Basket Component will be equal to:

(S(t) + Divs(t)) / S(t-1)

Where: “S(t)” is the closing price of LQD on the trading day on which the calculation is being made; and

“Divs” is the amount of dividends per share of LQD having an “ex-date” on that trading day.

Effect of a Market Disruption Event on the Calculation Day

If, for any Basket Component (an “Affected Basket Component”), (i) a Market Disruption Event occurs on the scheduled calculation day or (ii) the scheduled calculation day is determined by the calculation agent not to be a Market Measure Business Day (or in the case of an Exchange Traded Fund, a trading day) by reason of an extraordinary event, occurrence, declaration, or otherwise (any such day in either (i) or (ii) being a “non-calculation day”), the calculation agent will determine the value of the Basket Components for such non-calculation day, and as a result, the Ending Value of each Basket, as follows:

•

The closing value of each Basket Component that is not an Affected Basket Component will be its closing value on such non-calculation day (or in the case of an Exchange Traded Fund, its closing price on such non-calculation day).

•

The closing value of each Basket Component that is an Affected Basket Component for the applicable non-calculation day will be deemed to be the closing value on the immediately succeeding Market Measure Business Day or trading day (as applicable) during which no Market Disruption Event shall have occurred or is continuing; provided that the closing value of the Affected Basket Component will be determined (or, if not determinable, estimated) by the calculation agent in a manner which the calculation agent considers commercially reasonable under the circumstances on a date no later than the second scheduled Market Measure Business Day or trading day (as applicable) prior to the maturity date, regardless of the occurrence of a Market Disruption Event on that day. If the determination of the value of LQD is postponed in this manner, only the distributions that have an “ex-date” through and including the scheduled calculation day will be included in “Divs” (as defined above).

GLD

As to GLD, its value on the calculation day will equal its closing price, as determined by the calculation agent.

A “calculation day” means any trading day on which a Market Disruption Event has not occurred. A “trading day” means a day, as determined by the calculation agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the NYSE, NASDAQ, the Chicago Mercantile Exchange, the Chicago Board Options Exchange, and in the over-the-counter market for equity securities in the United States, or any successor exchange or market.

Market Disruption Events

The DJIA

For the DJIA, “Market Disruption Event” means one or more of the following events, as determined by the calculation agent:

(A)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange where component securities of the DJIA trade as determined by the calculation agent (without taking into account any extended or after-hours trading session), in 20% or more of the securities which then comprise the DJIA or any successor index; and

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange that trades options contracts or futures contracts related to the DJIA as determined by the calculation agent (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in options contracts or futures contracts related to the index, or any successor index.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a decision to permanently discontinue trading in the relevant futures or options contracts related to the DJIA, or any successor index, will not constitute a Market Disruption Event;

(3)	a suspension in trading in a futures or options contract on the index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts, or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to the DJIA

(4)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(5)	For the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered “material.”

Exchange Traded Funds

For the Exchange Traded Funds, “Market Disruption Event” means one or more of the following events, as determined by the calculation agent:

(1)	(A)	the suspension of or material limitation of trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, of the shares of the Exchange Traded Fund (or its successor) on the primary exchange where such shares trade, as determined by the calculation agent (without taking into account any extended or after-hours trading session); or

(B)	the suspension of or material limitation of trading, in each case, for more than two hours of trading, or during the one-half hour preceding the close of trading, on the primary exchange that trades options contracts or futures contracts related to the shares of that Exchange Traded Fund (or its successor) as determined by the calculation agent (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in options contracts or futures contracts related to the shares of the Exchange Traded Fund; or

(2)	(A)	in the case of LQD, the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange where component securities of the Underlying Index trade, as determined by the calculation agent (without taking into account any extended or after-hours trading session), in 20% or more of the securities which then comprise the Underlying Index or any successor underlying index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange that trades options contracts or futures contracts related to the Underlying Index as determined by the calculation agent (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in options contracts or futures contracts related to the Underlying Index, or any successor underlying index; or

(3)	the determination that the scheduled calculation day is not a trading day by reason of an event, occurrence, declaration, or otherwise.

For the purpose of determining whether a Market Disruption Event has occurred:

(i)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(ii)	a decision to permanently discontinue trading in the relevant futures or options contracts related to the Underlying Index (or any successor underlying index) or shares of an Exchange Traded Fund (or its successor), will not constitute a Market Disruption Event;

(iii)	a suspension in trading in a futures or options contract on the Underlying Index (or any successor underlying index) or shares of an Exchange Traded Fund (or its successor), by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts, or (c) a disparity in bid and ask quotes relating to those contracts, will each constitute a suspension of or material limitation on trading in futures or options contracts related to the Exchange Traded Fund;

(iv)	subject to paragraph (3) above, a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(v)	for the purpose of clauses (1)(A) and (2)(A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered “material.”

Adjustments to the DJIA

If at any time after the pricing date, the publisher of the DJIA makes a material change in the formula for or the method of calculating an Index, or in any other way materially modifies the DJIA so that the DJIA does not, in the opinion of the calculation agent, fairly represent the value of the DJIA had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, on the calculation day, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of the DJIA as if those changes or modifications had not been made, and calculate the closing value with reference to the DJIA, as so adjusted. Accordingly, if the method of calculating the DJIA is modified so that the value of the DJIA is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust the DJIA in order to arrive at a value of the DJIA as if it had not been modified.

Discontinuance of the DJIA

If at any time after the pricing date, the Basket Component Publisher of the DJIA discontinues publication of the DJIA, and such Basket Component Publisher or another entity publishes a successor or substitute market measure that the calculation agent determines, in its sole discretion, to be comparable to that Index (a “successor index”), then, upon the calculation agent’s notification of that determination to the trustee and us, the calculation agent will substitute the successor index as calculated by the relevant Basket Component Publisher or any other entity and calculate its value on the calculation day as described above. Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice of the selection to be promptly furnished to the trustee, to us, and to the holders of the notes.

In the event that the applicable Basket Component Publisher discontinues publication of the DJIA and:

•	the calculation agent does not select a successor index; or

•	the successor index is not published on the calculation day,

the calculation agent will compute a substitute value for the DJIA in accordance with the procedures last used to calculate the DJIA before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for an Index as described below, the successor index value will be used as a substitute for that Index for all purposes, including for the purpose of determining whether a Market Disruption Event exists.

If a Basket Component Publisher discontinues publication of the DJIA before the calculation day, and the calculation agent determines that no successor index is available at that time, then on the scheduled calculation day, the calculation agent will determine the value that would be used in computing the value of the DJIA as described in the preceding paragraph as if that day were the calculation day. The calculation agent will make available to holders of the notes information as to each such value; such information may be disseminated by means of Bloomberg, Reuters, a website, or any other means selected by the calculation agent in its reasonable discretion.

Notwithstanding these alternative arrangements, any modification or discontinuance of the publication of an Index may adversely affect trading in the notes.

Discontinuance or Modification of an Exchange Traded Fund

If an Exchange Traded Fund is delisted from the exchange on which it has its primary listing and the applicable fund investment advisor or anyone else sponsors a substitute exchange traded fund that the calculation agent determines, in its sole discretion, to be comparable to the original Exchange Traded Fund, then the calculation agent will determine the payment amount on the stated maturity date by reference to the substitute Exchange Traded Fund, together with any such other modifications that the calculation agent determines to be equitable in order to calculate its Daily Total Return Value. We refer to any substitute exchange traded fund approved by the calculation agent as a successor fund.

If the calculation agent determines that an Exchange Traded Fund is delisted or withdrawn from the exchange on which it has its primary listing and there is no successor fund, the calculation agent will determine its value as of the calculation day by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Exchange Traded Fund.

If the calculation agent determines that the Exchange Traded Fund, the assets underlying the Exchange Traded Fund or the method of calculating the Exchange Traded Fund is changed at any time in any respect—including any split or reverse split and any addition, deletion or substitution and any reweighting or rebalancing of the Exchange Traded Fund or of its assets (whether the change is made by the fund’s investment advisor under its existing policies or following a modification of those policies, is due to the publication of a successor fund, is due to events affecting one or more of the assets held by the Exchange Traded Fund or is due to any other reason)—then the calculation agent will be permitted (but not required) to make such adjustments in the Exchange Traded Fund or the method of its calculation as it believes are appropriate to ensure that the value of the Exchange Traded Fund used to determine the Redemption Amounts is equitable.

All determinations and adjustments to be made by the calculation agent with respect to each Exchange Traded Fund may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes as described in this pricing supplement, including determinations regarding the Ending Value of each Basket, the Best Performing Basket, the Redemption Amount, any Market Disruption Events, a successor index, successor index funds, Market Measure Business Days, business days, trading days, calculation days and non-calculation days, and calculations related to the discontinuance of any Basket Component. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We will appoint MLPF&S as the calculation agent for the notes. However, we may change the calculation agent at any time without notifying you.

Same-Day Settlement and Payment

The notes will be delivered in book-entry form only through The Depository Trust Company against payment by purchasers of the notes in immediately available funds. We will pay the Redemption Amount in immediately available funds so long as the notes are maintained in book-entry form.

Events of Default and Acceleration

If an event of default, as defined in the Senior Indenture, with respect to any series of the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the Senior Indenture will be equal to the Redemption Amount described under the caption “—Payment at Maturity,” determined as if the notes matured on the date of acceleration. In case of a default in payment of the notes, whether at their maturity or upon acceleration, they will not bear a default interest rate.

Listing

The notes will not be listed on a securities exchange or quotation system.

DETERMINATION OF THE COMPONENT RATIOS AND BASKET VALUES

In each Basket, each Basket Component has been assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Baskets, please see the section above, “Description of the Notes—The Starting Value and the Ending Value.”

For each Basket, we set a fixed factor (the “Component Ratio”) for each Basket Component, based upon the weighting of that Basket Component. The Component Ratio for each Basket Component was calculated on the pricing date and equals:

•	the Initial Component Weight (expressed as a percentage) for that Basket Component, multiplied by 100; divided by

•	the closing value of that Basket Component on the pricing date.

As of the pricing date, for each Basket Component, the Initial Component Weight, the closing level, the Component Ratio and the initial contribution to the value of each of the three Baskets are as follows:

Basket A

Basket Component	Initial Component Weight	Closing Level	Component Ratio(1)	Initial Basket Value Contribution

DJIA	55%	13,275.20	0.00414306	55

LQD	35%	118.46	0.29545000	35

GLD	10%	156.72	0.06380800	10

Starting Value				100.00

Basket B

Basket Component	Initial Component Weight	Closing Level	Component Ratio(1)	Initial Basket Value Contribution

DJIA	50%	13,275.20	0.0037664	50

LQD	45%	118.46	0.3798750	45

GLD	5%	156.72	0.0319040	5

Starting Value				100.00

Basket C

Basket Component	Initial Component Weight	Closing Level	Component Ratio(1)	Initial Basket Value Contribution

DJIA	45%	13,275.20	0.0033897	45

LQD	52%	118.46	0.4389600	52

GLD	3%	156.72	0.0191000	3

Starting Value				100.00

(1)	Each Component Ratio equals the Initial Component Weight of the relevant Basket Component (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component on the pricing date and rounded to eight decimal places.

The calculation agent will calculate the Ending Value of each Basket by summing the products of the closing level for each Basket Component on the calculation day and the Component Ratio applicable to that Basket Component. The closing value of each Basket Component will be determined as described above in the section “Description of the Notes—Values of the Basket Components on the Calculation Day.” If a Market Disruption Event occurs as to any Basket Component on the scheduled calculation day, the closing level of that Basket Component will be determined as more fully described in the section “Description of the Notes—Values of the Basket Components on the Calculation Day—Effect of a Market Disruption Event on the Calculation Day.”

For purposes of determining whether a Market Disruption Event has occurred as to any equity-based Basket Component, “Market Disruption Event” shall have the meanings set forth above in the section “Description of the Notes.”

THE BASKET COMPONENTS

All disclosures contained in this pricing supplement regarding the Basket Components, including, without limitation, their make up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by each of the Basket Component Publishers. These entities have no obligation to continue to publish, and may discontinue publication of, the applicable Basket Components. The consequences of Dow Jones Indexes discontinuing publication of the DJIA are discussed in the section entitled “Description of the Notes—Discontinuance of the DJIA.” The consequences of iShares or SPDR discontinuing the management of an Exchange Traded Fund are discussed in the section entitled “Description of the Notes—Discontinuance or Modification of an Exchange Traded Fund.” None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance, management or publication of any of the Basket Components or any successor basket component.`

The selection of the Basket Components is not a recommendation to invest in any of the Basket Components. Neither we nor any of our affiliates make any representation to you as to the performance of the Basket Components.

You should make your own investigation into the Basket Components.

Dow Jones Industrial AverageSM

All disclosures contained in this pricing supplement regarding the DJIA, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of Dow Jones Indexes, the marketing name of CME Group Index Services LLC (“CME Indexes”), and is subject to change by Dow Jones Indexes. Dow Jones Indexes has no obligation to continue to publish, and may discontinue publication of, the DJIA. The consequences of Dow Jones Indexes discontinuing publication of the DJIA are discussed in the section entitled “Description of the Notes—Discontinuance of an Index.” None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the DJIA or any successor index.

Publication of the DJIA

Unless otherwise stated, all information on the DJIA provided in this pricing supplement is derived from Dow Jones Indexes, the marketing name and a licensed trademark of CME Indexes. The DJIA is a price-weighted index, which means an underlying stock’s weight in the DJIA is based on its price per share rather than the total market capitalization of the issuer. The DJIA is designed to provide an indication of the composite performance of 30 common stocks of corporations representing a broad cross-section of U.S. industry. The corporations represented in the DJIA tend to be market leaders in their respective industries and their stocks are typically widely held by individuals and institutional investors.

The DJIA is maintained by an Averages Committee comprised of the Managing Editor of The Wall Street Journal (“WSJ”), the head of Dow Jones Indexes research and the head of CME Group Inc. research. The Averages Committee was created in March 2010, when Dow Jones Indexes became part of CME Group Index Services, LLC, a joint venture company owned 90% by CME Group Inc. and 10% by Dow Jones & Company. Generally, composition changes occur only after mergers, corporate acquisitions or other dramatic shifts in a component’s core business. When such an event necessitates that one component be replaced, the entire DJIA is reviewed. As a result, when changes are made they typically involve more than one component. While there are no rules for component selection, a stock typically is added only if it has an excellent reputation, demonstrates sustained growth, is of interest to a large number of investors and accurately represents the sector(s) covered by the DJIA.

Changes in the composition of the DJIA are made entirely by the Averages Committee without consultation with the corporations represented in the DJIA, any stock exchange, any official agency or us. Changes to the common stocks included in the DJIA tend to be made infrequently, and the underlying stocks of the DJIA may be changed at any time for any reason. The companies currently represented in the DJIA are incorporated in the United States and its territories and their stocks are listed on the NYSE and NASDAQ.

The DJIA initially consisted of 12 common stocks and was first published in the WSJ in 1896. The DJIA was increased to include 20 common stocks in 1916 and to 30 common stocks in 1928. The number of common stocks in the DJIA has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the DJIA have been changed on a relatively infrequent basis. Nine main groups of companies constitute the DJIA, with the approximate sector weights of the DJIA as of July 31, 2012 indicated in parentheses: Industrials (20.05%); Technology (16.60%); Consumer Services (15.42%); Oil & Gas (11.43%); Consumer Goods (10.77%); Financials (9.52%); Health Care (8.00%); Telecommunications (4.83%); and Basic Materials (3.38%).

Computation of the DJIA

The level of the DJIA is the sum of the primary exchange prices of each of the 30 component stocks included in the DJIA, divided by a divisor that is designed to provide a meaningful continuity in the level of the DJIA. Because the DJIA is price-weighted, stock splits or changes in the component stocks could result in distortions in the DJIA level. In order to prevent these distortions related to extrinsic factors, the divisor is periodically changed in accordance with a mathematical formula that reflects adjusted proportions within the DJIA. The current divisor of the DJIA is published daily in the WSJ and other publications. In addition, other statistics based on the DJIA may be found in a variety of publicly available sources.

The following table presents the listing symbol, industry group, price per share, and component stock weight for each of the component stocks in the DJIA based on publicly available information on July 31, 2012.

Issuer of Component Stock(1)	Symbol	Industry	Price Per Share(2)	Component Stock Weight(2)
3M Company	MMM	Diversified Industrials	$91.23	5.31%
Alcoa Inc.	AA	Aluminum	$8.47	0.49%
American Express Company	AXP	Consumer Finance	$57.71	3.36%
AT&T Inc.	T	Fixed Line Telecommunications	$37.92	2.21%
Bank of America Corporation	BAC	Banks	$7.34	0.43%
The Boeing Company	BA	Aerospace	$73.91	4.30%
Caterpillar Inc.	CAT	Commercial Vehicles & Trucks	$84.21	4.90%
Chevron Corporation	CVX	Integrated Oil & Gas	$109.58	6.38%
Cisco Systems, Inc.	CSCO	Telecommunications Equipment	$15.95	0.93%
The Coca-Cola Company	KO	Soft Drinks	$80.80	4.70%
E. I. du Pont de Nemours and Company	DD	Commodity Chemicals	$49.70	2.89%
Exxon Mobil Corporation	XOM	Integrated Oil & Gas	$86.85	5.05%
General Electric Company	GE	Diversified Industrials	$20.75	1.21%
Hewlett-Packard Company	HPQ	Computer Hardware	$18.24	1.06%
The Home Depot, Inc.	HD	Home Improvement Retailers	$52.18	3.04%
Intel Corporation	INTC	Semiconductors	$25.70	1.50%
International Business Machines Corporation	IBM	Computer Services	$195.98	11.40%
Johnson & Johnson	JNJ	Pharmaceuticals	$69.22	4.03%
JPMorgan Chase & Co.	JPM	Banks	$36.00	2.09%
Kraft Foods Inc.	KFT	Food Products	$39.71	2.31%
McDonald’s Corporation	MCD	Restaurants & Bars	$89.36	5.20%
Merck & Co., Inc.	MRK	Pharmaceuticals	$44.17	2.57%
Microsoft Corporation	MSFT	Software	$29.47	1.71%
Pfizer Inc.	PFE	Pharmaceuticals	$24.04	1.40%
The Procter & Gamble Company	PG	Nondurable Household Products	$64.54	3.75%
The Travelers Companies, Inc.	TRV	Property & Casualty Insurance	$62.65	3.64%
United Technologies Corporation	UTX	Aerospace	$74.44	4.33%
Verizon Communications, Inc.	VZ	Fixed Line Telecommunications	$45.14	2.63%
Wal-Mart Stores, Inc.	WMT	Broadline Retailers	$74.43	4.33%
The Walt Disney Company	DIS	Broadcasting & Entertainment	$49.14	2.86%

(1)

The inclusion of a component stock in the DJIA should not be considered a recommendation to buy or sell that stock and neither we nor any of our affiliates make any representation to any purchaser of the notes as to the performance of the DJIA or any component stock included in the DJIA. Beneficial owners of the notes will not have any right to the component stocks included in the DJIA or any dividends paid on those stocks.

(2)	Information obtained from Bloomberg Financial Markets.

Neither we nor any of our affiliates, including the selling agent, accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the DJIA or any successor to the DJIA. Dow Jones and CME Indexes do not guarantee the accuracy or the completeness of the DJIA or any data included in the DJIA. Dow Jones and CME Indexes assume no liability for any errors, omissions, or disruption in the calculation and dissemination of the DJIA. Dow Jones and CME Indexes disclaim all responsibility for any errors or omissions in the calculation and dissemination of the DJIA or the manner in which the DJIA is applied in determining the amount payable on the notes at maturity.

The following graph shows the monthly historical performance of the DJIA in the period from January 2007 through July 2012. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the DJIA was 13,275.20.

This historical data on the DJIA is not necessarily indicative of the future performance of the DJIA or what the value of the notes may be. Any historical upward or downward trend in the level of the DJIA during any period set forth above is not an indication that the level of the DJIA is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the DJIA.

License Agreement

The “DJIASM” is a product of Dow Jones Indexes, the marketing name and a licensed trademark of CME Indexes and has been licensed for use. “Dow Jones”, “Dow Jones Industrial AverageSM”, “Dow Jones Indexes” and “DJIA” are service marks of Dow Jones and have been licensed for use for certain purposes by us. The notes based on the Dow Jones Industrial AverageSM are not sponsored, endorsed, sold or promoted by Dow Jones, CME Indexes or their respective affiliates and Dow Jones, CME Indexes and their respective affiliates make no representation regarding the advisability of investing in the notes.

The only relationship of Dow Jones, CME Indexes, or any of their respective affiliates to us is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the DJIASM, which is determined, composed and calculated by CME Indexes without regard to us or the notes. Dow Jones and CME Indexes have no obligation to take the needs of us or the owners of the notes into consideration in determining, composing, or calculating DJIASM. Dow Jones, CME Indexes, and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. Dow Jones, CME Indexes, and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the notes. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the DJIASM. It is possible that this trading activity will affect the value of the DJIASM and the notes.

DOW JONES, CME INDEXES, AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DJIASM OR ANY DATA INCLUDED THEREIN AND DOW JONES, CME INDEXES AND THEIR RESPECTIVE AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES, CME INDEXES, AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DJIASM OR ANY DATA INCLUDED THEREIN. DOW JONES, CME INDEXES, AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DJIASM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME INDEXES, OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME INDEXES AND US, OTHER THAN THE LICENSORS OF CME INDEXES.

iBoxx $ Investment Grade Corporate Bond Fund

The iBoxx $ Investment Grade Corporate Bond Fund (“LQD”) seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of its Underlying Index, the U.S. dollar-denominated liquid investment grade corporate bond market, as defined by the iBoxx® $ Liquid Investment Grade Index. As described below, bonds issued by issuers organized in a variety of developed countries are eligible for inclusion in the Underlying Index. This Basket Component has an expense ratio of approximately 0.15% per year and trades on NYSE Arca under the ticker symbol “LQD.”

Dividends from net investment income, if any, generally are declared and paid monthly by LQD. Distributions of net realized securities gains, if any, are generally declared and paid once a year, but the iShares Trust (the “Trust”) may make distributions on a more frequent basis for LQD. The Trust reserves the right to declare special distributions if, in its reasonable discretion, such action is necessary or advisable to preserve its status as a regulated investment company or to avoid imposition of income or excise taxes on undistributed income or realized gains. Dividends and other distributions on shares of LQD are distributed on a pro rata basis to beneficial owners of those shares. The historical distributions made by this Basket Component provide no assurance as to its future distributions, and its distributions during the term of the notes may decrease in size.

The net asset value (the “NAV”) of LQD is determined once daily Monday through Friday, generally as of the regularly scheduled close of business of the NYSE Arca (normally 4:00 p.m., Eastern time) on each day that the NYSE Arca is open for trading, based on bond prices at the time of closing. The NAV of LQD is calculated by dividing the value of the net assets of LQD (i.e., the value of its total assets less total liabilities) by the total number of outstanding shares of LQD, generally rounded to the nearest cent.

As of August 1, 2012, 99.04% of LQD’s holdings consisted of bonds, 0.69% consisted of cash and 0.27% was in other assets. The following table summarizes the top 10 holdings of LQD as of that date.

Top 10 Holdings as of August 1, 2012

Security	Percentage of Total Holdings
BlackRock Funds III	0.69%
AT&T Inc. (maturing 2039)	0.51%
Wal-Mart Stores Inc.	0.51%
Wells Fargo & Company	0.49%
General Electric Capital Corp. (maturing 2038)	0.49%
AT&T Inc. (maturing 2018)	0.48%
American International Group Inc.	0.46%
Citigroup Inc.	0.44%
Credit Suisse New York, NY	0.43%
JPMorgan Chase & Co.	0.42%

The information above was compiled from the iShares® website, without independent verification. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

The iBoxx® $ Liquid Investment Grade Index. The Underlying Index is reported by Bloomberg L.P. under the ticker symbol “IBOXIG.” The Underlying Index is designed to reflect the performance of the U.S. dollar-denominated liquid investment grade corporate bond market and is a modified market-value weighted index with a cap on each issuer of 3%. There is no limit to the number of issues in the Underlying Index. As of April 30, 2012, the Underlying Index included approximately 947 constituents. Components primarily include consumer services, financial, and oil and gas entities, and may change over time. The Underlying Index consists of unsecured investment grade U.S. dollar-denominated corporate bonds that:

•	are issued by companies domiciled in countries classified as developed markets by Markit Indices Limited (“Markit”);

•	are rated investment grade by Fitch, Inc. (“Fitch”), Moody’s® Investor Services (“Moody’s”) or Standard & Poor’s Rating Services (“S&P”);

•	were issued by companies with at least $3 billion outstanding principal amount;

•	have at least $750 million of outstanding principal amount of all their bonds; and

•	have at least three years to maturity.

The Underlying Index is part of the Markit iBoxx index families.

General—Markit iBoxx Indices

We have derived all information contained in this pricing supplement regarding The Underlying Index including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. This information reflects the policies of, and is subject to change by, Markit Indices Limited (“Markit”). The Underlying Index is calculated, maintained and published by Markit. Markit has no obligation to continue to publish, and may discontinue publication of, the Underlying Index.

The Underlying Index’s composition is rebalanced once a month, after the close of business on the last business day of the rebalancing month (the “rebalancing date”). The new index composition becomes effective on the first business day of the next month (the “composition month”). The bonds in the Underlying Index must meet all the criteria described below as of the close of business on the third business day prior to the rebalancing date, provided that the relevant bond data can be verified, at Markit’s sole discretion, as of that date (the “Bond Selection Cut-off Date”).

Prices for the bonds used to determine the level of the index, are sourced from a number of leading market makers. The quotes are subject to a quality control process which is intended to exclude stale or off-market prices, and the quotes that pass the quality control are consolidated to the index level. Additionally, the Underlying Index’s rules and their application are governed by two committees:

•

Technical Committee: composed of representatives of the price contributing market makers and banks. The Technical Committee meets once a month in order to arbitrate monthly rebalancing, and to monitor market developments. It also provides assistance in the identification of eligible constituents, especially where the eligibility or the classification of a bond is uncertain. Additionally, the Technical Committee discusses any market developments which may warrant index rule changes, provides recommendations on changes to the rules, and reviews whether bonds issued by issuers in a particular country should be deemed ineligible due to, for example, financial sanctions.

•

Oversight Committee: composed of representatives from a broad range of asset managers. The purpose of the Oversight Committee is to review the recommendations and decisions of the Technical Committee and also to provide consultation and approval on any market developments which may warrant rule changes.

Selection Criteria for the Underlying Index

The following selection criteria are applied to determine the constituents for the Underlying Index: bond type, credit rating, time to maturity, amount outstanding, classification, lockout period and the minimum amount of time that a bond must remain in the index (“the minimum run”), as described in more detail below.

Bond Type. Only fixed-rate bonds whose cash flow can be determined in advance are eligible for the Underlying Index. The Underlying Index is comprised solely of bonds. Treasury Bills and other money market instruments are not eligible. The Underlying Index includes only U.S. dollar denominated bonds.

In particular, bonds with the following characteristics are included: fixed coupon bonds, step-up bonds with coupon schedules known at issuance (or as functions of the issuer’s rating), sinking funds and amortizing bonds, medium-term notes, callable bonds and putable bonds.

The following instrument types are specifically excluded from the Underlying Index: preferred shares, optionally and mandatorily convertible bonds, subordinated bank or insurance debt with mandatory contingent conversion features or with any conversion options before the first call date, bonds with other equity features attached (e.g., options or warrants), certain private placements, perpetual bonds, floating rate notes, pay-in-kind bonds (during the pay-in-kind period), zero coupon bonds, zero step-ups (GAINS), and bonds with differences between accrual and coupon payment periods and monthly-paying bonds.

Any bond subject to a firm call or tender offer in the month immediately following the rebalancing date will be excluded from the Underlying Index, provided that Markit is aware of that call or tender offer as of the Bond Selection Cut-off Date.

Credit Rating. All bonds in the Underlying Index must have a Markit iBoxx Rating of investment grade. Investment grade is defined to be BBB- or above from Fitch or S&P and Baa3 or above from Moody’s. If a bond is rated by more than one of the foregoing agencies, then the Markit iBoxx Rating is the average of the provided ratings. The rating is consolidated to the nearest rating grade in accordance with the Markit iBoxx Rules. In case of an ID change or exchange of a Rule 144A/Regulation S offering into a registered bond, the ratings from the Rule 144A/Regulation S offering are also used for the registered bond.

Time to Maturity. To qualify for inclusion in the Underlying Index, a bond must have at least three years and six months remaining time to maturity. Bonds in the Underlying Index must have maturities of at least three years at the rebalancing date.

Amount Outstanding. The outstanding principal amount of all bonds denominated in U.S. dollars from the issuer must be greater than or equal to $3 billion as of the Bond Selection Cut-off Date, for the Underlying Index (excluding perpetual bonds). The outstanding principal amount of a bond must be greater than or equal to $750 million as of the Bond Selection Cut-off Date. Partial buybacks or increases will affect the outstanding principal amount of a prospective bond. Markit considers changes to the outstanding principal amount of a candidate bond as a result of partial or full buybacks or increases, if Markit is aware of those changes as of the Bond Selection Cut-off Date.

Bond Classification. The bond must be corporate credit, i.e., debt instruments backed by corporate issuers that are not secured by specific assets. Debt issued by governments, sovereigns, quasi-sovereigns and government-backed or guaranteed entities is excluded. Bonds must be denominated in U.S. dollars and must also be publicly registered in the U.S. with the SEC, clear and settle through DTC, excluding Eurobonds.

Bonds from countries classified as developed markets based on the “Markit Global Economic Development Classification” are eligible for the Underlying Index. As of March 2012, the issuer or, in the case of a finance subsidiary, the issuer’s guarantor, must be domiciled in and the country of risk must be in Andorra, Australia, Austria, Belgium, Bermuda, Canada, Cayman Islands, Cyprus, Denmark, Faeroe Islands, Finland, France, Germany, Gibraltar, Greece, Hong Kong, Iceland, Ireland, Italy, Japan, Liechtenstein, Luxembourg, Malta, Monaco, Netherlands, New Zealand, Norway, Portugal, San Marino, Singapore, Spain, Sweden, Switzerland, United States or the United Kingdom in order to be eligible for inclusion in the Underlying Index. A new country is added to the Underlying Index if it is classified as a developed market based on the “Markit Global Economic Development Classification.” A country is no longer eligible for the Underlying Index if it is classified as an emerging market based on the “Markit Global Economic Development Classification.” The “Markit Global Economic Development Classification” is updated once per year. The results are published at the end of July. The inclusion or exclusion of a country becomes effective at the end of the October following that publication.

Lockout Period. A bond that drops out of the Underlying Index at the rebalancing day is excluded from re-entering the index for a three-month period. The rule for the lockout period takes precedence over the other rules for the Underlying Index selection. A bond that is subject to a lockout period will not be selected, even if it qualifies for inclusion in the Underlying Index.

Minimum Run. Any bond that enters the Underlying Index must remain in the index for a minimum of six months, provided it is not downgraded to sub-investment grade, has not defaulted or has been fully redeemed in that period.

  Annual Index Review

The rules for the Underlying Index are reviewed once per year during the annual index review process to help ensure that the Underlying Index provide a balanced representation of the U.S. dollar denominated liquid investment grade and high yield corporate debt markets. The results of the annual index review become effective at the end of October.

Index Rebalancing

The Underlying Index is rebalanced every month, on the last business day of the month after the close of business, i.e., the “rebalancing date.” Changes to the outstanding principal amount of the relevant bonds are taken into account only if they are publicly known three business days before the end of the month. Changes in ratings are taken into account only if they are publicly known two business days before the end of the month. Newly issued bonds are taken into account if they are publicly known to settle on or prior to the last calendar day of the month, and if their rating has become known at least three business days before the end of the month.

In a first step, the selection criteria set out above are applied to the universe of U.S. dollar-denominated bonds. Bond ratings and principal amounts outstanding are used as of the Bond Selection Cut-off Date. Maturity dates remain fixed for the term of the bond. Only bonds with a first settlement date on or before the Bond Selection Cut-off Date are included in the selection process. Once the eligible bond universe has been defined, the weight for each bond is determined and if necessary capped, applying an issuer cap of 3%. The weights and capping factors are determined on the last business day of each month using the end-of-month market values.

Consolidation of Contributed Quotes

Index calculation is based on bid and ask quotes provided by the contributing banks. As of July 2012, the following banks supply bond prices: Barclays Capital, BNP Paribas, Commerzbank, Deutsche Bank, Goldman Sachs, HSBC, JP Morgan, Morgan Stanley, Royal Bank of Scotland and UBS.

The quotes pass through a two-step consolidation process. The first filter tests the technical validity of the quotes. The following parameters are tested: whether bid and ask quotes are non-negative, whether the bid quote is lower than the ask quote and whether the bid-ask spread is within 500 basis points.

In the second filter, the spectrum of the quotes that pass the technical validity step is checked. A pre-defined margin will be set around a control quote to define an area within which a quote of a bond is expected to be. All quotes that fall within this margin are eligible for consolidation.

The consolidated bid and ask prices are then calculated from the remaining quotes. If fewer than two quotes are valid, no consolidated price can be generated. If two or three quotes are received, the consolidated price is determined as the arithmetic mean of these quotes. If three or more quotes are received, the highest and lowest quotes are eliminated. Thereafter, the arithmetic average of the remaining quotes is calculated to determine the consolidated price.

In case the consolidation fails due to missing quotes or because not enough eligible bonds have passed the second filter identified above, the contributing banks will be informed immediately, in order to revise their quotes for the relevant securities. Until the next successful consolidation, the price of the relevant bond’s index is determined by using the Markit iBoxx Forward Matrix. The Markit iBoxx Forward Matrix uses country, currency, rating, issuer, industry, coupon and maturity to identify a group of securities will similar characteristics (the “matrix cell”). The pricing of the unconsolidated bond is then linked to the movement of the swap or zero curves. The bonds in the matrix cell are used to calculate the appropriate spreads of the unconsolidated bond. A matrix of a certain number of the most similar bonds is established and their most recent historical spreads over the treasury zero curve are weighted to calculate a spread distribution. The price of the bond with missing contributions is calculated using the resulting average spreads.

Treatment of Special Intra-Month Events

If a bond is fully redeemed intra-month, the bond effectively ceases to exist. In all calculations, the redeemed bond is treated as cash based on the last consolidated price, the call price or the repurchase price, as applicable. A redemption factor and redemption price are used to treat these events in the Underlying Index and in calculations relating thereto. In addition, the clean price of the bond is set to the redemption price, and the interest accrued until the redemption date is treated as an irregular coupon payment.

If a bond is identified as trading flat of accrued, the accrued interest on the bond is set to zero in the total return index calculation and the bond is excluded from the calculation of all bond and index analytical values.

Some bonds have predefined coupon changes that lead to a change in the annual coupon over the life of the bond. In all instances, the coupon change must be a fixed amount on top of a fixed coupon, i.e. floating coupon bonds are not eligible for the Underlying Index. The two main categories of bonds with coupon changes of this nature are step-up bonds and event-driven bonds. Step-up bonds have a pre-defined coupon schedule that cannot change during the life of the bond. That coupon schedule is used in all bond calculations. Event-driven bonds’ coupons may change upon the occurrence (or non-occurrence) of specified events, such as ratings changes, failure to register a bond or failure to complete a merger.

In the calculation of the Underlying Index and the analytics, the coupon schedule as of the calculation date is used. Any events occurring after the calculation date are ignored in the determination of the applicable coupon schedule.

Historical Data of LQD

The following table sets forth the high and low closing prices of the shares of LQD for each calendar quarter since the first quarter of 2007. The closing prices listed below were obtained from publicly available information at Bloomberg Financial Markets, rounded to two decimal places. The historical closing prices of shares of LQD should not be taken as an indication of future performance, and we cannot assure you that the price per share of LQD will not decrease.

		High	Low
2007	First Quarter	108.68	106.10
	Second Quarter	107.73	103.03
	Third Quarter	105.56	102.61
	Fourth Quarter	107.43	103.14

2008	First Quarter	107.57	102.90
	Second Quarter	106.15	101.00
	Third Quarter	101.77	81.80
	Fourth Quarter	101.65	83.80

2009	First Quarter	102.60	90.54
	Second Quarter	100.42	92.86
	Third Quarter	107.19	99.55
	Fourth Quarter	107.25	103.94

2010	First Quarter	106.79	103.47
	Second Quarter	108.46	104.56
	Third Quarter	113.09	107.83
	Fourth Quarter	113.25	106.77

2011	First Quarter	109.45	106.82
	Second Quarter	111.57	108.02
	Third Quarter	114.00	109.72
	Fourth Quarter	115.58	110.19

2012	First Quarter	117.70	113.27
	Second Quarter	117.66	114.43
	Third Quarter (through the pricing date)	121.28	117.82

SPDR® Gold Trust

We have derived the following information from publicly available documents published by the SPDR® Gold Trust (“GLD”). We have not independently verified the accuracy or completeness of the following information. We are not affiliated with GLD, and GLD will have no obligations with respect to the notes.

GLD is an investment trust that issues SPDR® Gold Shares, or “shares”, which represent units of fractional undivided beneficial interests in and ownership of GLD. GLD was formed on November 12, 2004 under New York law under a trust indenture. World Gold Trust Services, LLC is the sponsor of the Fund. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, is the trustee of GLD, and HSBC Bank USA, N.A. is the custodian of GLD.

GLD holds gold bars and from time to time issues one or more blocks of 100,000 shares, or “baskets,” in exchange for deposits of gold and distributes gold in connection with redemptions of baskets. The investment objective of GLD is for its shares to reflect the performance of the price of gold bullion, before the expenses of GLD’s operations. The expenses of GLD are accrued daily and reflected in the net asset value of GLD. World Gold Trust Services, LLC as the sponsor and State Street Global Markets, LLC as the marketing agent have agreed to reduce the fees payable to them from the assets of GLD to the extent required so that the estimated ordinary expenses of GLD do not exceed an amount equal to 0.40% per annum of the daily net asset value during the period ending seven years from the date of the Trust Indenture, November 12, 2004, or upon the earlier termination of the marketing agent agreement.

GLD’s gold is valued on the basis of each business day’s announced gold spot price, the price of an ounce of gold set by five market making members of the LBMA at approximately 3:00 P.M., London time on each business day. The net asset value of GLD is equal to the value of gold owned by GLD and other assets, minus all accrued expenses and liabilities.

Information provided to or filed with the SEC by GLD under the Securities Exchange Act of 1934 can be located at the SEC’s facilities or through the SEC’s website at www.sec.gov by reference to SEC CIK number 1222333. We have not independently verified the accuracy or completeness of the information or reports.

The shares of GLD trade on the NYSE Arca under the symbol “GLD.”

Historical Data for GLD

The following table sets forth the high and low closing prices of the shares of GLD for each calendar quarter since the first quarter of 2007. The closing prices listed below were obtained from publicly available information at Bloomberg Financial Markets, rounded to two decimal places. The historical closing prices of shares of GLD should not be taken as an indication of future performance, and we cannot assure you that the price per share of GLD will not decrease.

		High	Low
2007	First Quarter	68.10	60.17
	Second Quarter	68.70	63.62
	Third Quarter	73.51	64.42
	Fourth Quarter	83.00	71.90

2008	First Quarter	99.17	84.77
	Second Quarter	93.27	83.99
	Third Quarter	96.17	73.08
	Fourth Quarter	89.90	70.00

2009	First Quarter	97.80	79.79
	Second Quarter	96.36	85.22
	Third Quarter	99.91	89.27
	Fourth Quarter	119.18	97.89

2010	First Quarter	112.85	104.04
	Second Quarter	122.83	110.26
	Third Quarter	127.95	113.51
	Fourth Quarter	139.11	128.46

2011	First Quarter	140.34	127.93
	Second Quarter	152.37	139.20
	Third Quarter	184.59	144.93
	Fourth Quarter	174.98	150.34

2012	First Quarter	173.49	155.92
	Second Quarter	162.94	149.46
	Third Quarter (through the pricing date)	157.54	152.15

SUPPLEMENT TO THE PLAN OF DISTRIBUTION; ROLE OF MLPF&S AND

CONFLICTS OF INTEREST

The notes will not be listed on any securities exchange.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this pricing supplement, less the indicated underwriting discount.

MLPF&S will sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the public offering price. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. MLPF&S has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these transactions; however it is not obligated to engage in any such transactions.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Senior Note, dated March 30, 2012 (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BAC, and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus supplement and prospectus, all in accordance with the provisions of the Senior Indenture, such notes will be legal, valid and binding obligations of BAC, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws affecting the rights of creditors now or hereafter in effect, and to equitable principles that may limit the right to specific enforcement of remedies, and further subject to 12 U.S.C. §1818(b)(6)(D) (or any successor statute) and any bank regulatory powers now or hereafter in effect and to the application of principles of public policy. This opinion is given as of the date hereof and is limited to the federal laws of the United States, the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to the assumption that the trustee’s certificate of authentication of the Master Note has been manually signed by one of the trustee’s authorized officers and to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture, the validity, binding nature and enforceability of the Senior Indenture with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as photocopies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated March 30, 2012, which has been filed as an exhibit to BAC’s Registration Statement relating to the notes filed with the SEC on March 30, 2012.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Morrison & Foerster LLP, our tax counsel. The following discussion supplements the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the Treasury (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” The balance of this discussion assumes that this characterization is proper and will be respected.

U.S. Holders

If the notes are properly characterized as contingent payment debt instruments for U.S. federal income tax purposes, such notes generally will be subject to U.S. Treasury regulations governing contingent payment debt instruments. Under those regulations, and as further described under “U.S Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Debt Securities Subject to Contingences” in the accompanying prospectus, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to the notes. A U.S. Holder of the notes generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

The following table is based upon a projected payment schedule (including a projection for tax purposes of the Redemption Amount) and a comparable yield equal to 3.2065% per annum (compounded semi-annually), that we established for the notes. The table reflects the expected issuance of the notes on August 22, 2012 and the scheduled maturity date of August 22, 2018. This tax accrual table is based upon a projected payment schedule per $1,000.0000 principal amount of the notes, which would consist of a single payment of $1,210.2949 at maturity. This information is provided solely for tax purposes and we make no representations or predictions as to what the actual Redemption Amount will be.

Accrual Period	Interest Deemed to Accrue on the Notes During Accrual Period per Unit	Total Interest Deemed to Have Accrued on the Notes as of End of Accrual Period per Unit
August 22, 2012 to December 31, 2012	11.4900	11.4900
January 1, 2013 to December 31, 2013	32.6934	44.1834
January 1, 2014 to December 31, 2014	33.7502	77.9336
January 1, 2015 to December 31, 2015	34.8410	112.7746
January 1, 2016 to December 31, 2016	35.9672	148.7418
January 1, 2017 to December 31, 2017	37.1297	185.8715
January 1, 2018 to August 22, 2018	24.4234	210.2949

Projected Redemption Amount = $1,210.2949 per unit of the notes.

Upon a sale, exchange, retirement, or other disposition of the notes, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized and that holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes generally will equal the cost of the notes, increased by the amount of OID previously accrued by the holder for the notes and reduced by any projected payments for previous periods on the notes. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the notes. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes.

Dividend Equivalents. A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under proposed Treasury regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for (extraordinary) dividends, with respect to equity-linked instruments, including the notes, may be treated as dividend equivalents. If enacted in their current form, the regulations will impose a withholding tax on payments made on the notes on or after January 1, 2013 that are treated as dividend equivalents. In that case, we would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld. Further, Non-U.S. Holders may be required to provide certifications prior to, or upon the sale, redemption or maturity of the notes in order to minimize or avoid U.S. withholding taxes.

U.S. Federal Estate Tax. Under current law, the notes should generally not be includible in the estate of a Non-U.S. Holder unless the individual actually or constructively owns 10% or more of the total combined voting power of all classes of our stock entitled to vote or, at the time of the individual’s death, payments in respect of that note would have been effectively connected with the conduct by the individual of a trade or business in the U.S.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Code, with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MLPF&S or any of our other affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various PTCEs issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any federal, state, local, or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any substantially similar federal, state, local, or foreign law).

Further, any person acquiring or holding the notes on behalf of any plan or with any plan assets shall be deemed to represent on behalf of itself and such plan that (x) the plan is paying no more than, and is receiving no less than, adequate consideration within the meaning of Section 480(b) (17) of ERISA in connection with the transaction or any redemption of the securities, (y) none of us, MLPF&S, or any of our other affiliates directly or indirectly exercises any discretionary authority or control or renders investment advice (as defined above) or otherwise acts in a fiduciary capacity with respect to the assets of the plan within the meaning of ERISA and (z) in making the foregoing representations and warranties, such person has applied sound business principles in determining whether fair market value will be paid, and has made such determination acting in good faith.

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.